Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

Forward Looking Statements
Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of  the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

Massey Energy/Alpha acquisition - Q&A

Key Points

●
The combination of Massey and Alpha will create a premier coal operator in the U.S. and a global leader in metallurgical coal supply, with one of the world’s largest highest quality metallurgical coal reserves bases.

●
The Massey-Alpha combination makes sense geographically, operationally and financially.  Both companies have deep roots in Central Appalachia and deep experience mining in the region. The combined company will benefit from geographical and asset diversification, including operations and reserves in Central and Northern Appalachia and the Powder River Basin in Wyoming, and reserves in the Illinois Basin.

●
This combination will potentially mean greater opportunities for Massey’s members within a larger network of operations (more than 110 mines combined). And for Massey communities, it represents jobs, enhanced stability and better economic prospects long term.

●
The acquisition is expected to close in mid-2011, but until regulatory approvals are secured and customary closing conditions are met, both companies will continue to operate independently of and in competition with each other.

●
Upon the deal’s closing, Massey stockholders will receive immediate and substantial value, as well as an opportunity to participate in the combined company's future growth. Based on stock price and market capitalization on January 28, 2011, Massey stockholders will receive a 21 percent upfront premium, as well as 46 percent ownership of the combined company.

General Questions

1) When will the transaction be completed?
●	The transaction is subject to customary regulatory approvals and the approvals of the stockholders of each of Massey and Alpha. The transaction is expected to close in mid-2011.

2) How long does Massey expect the operational integration process to take?

●
Integration teams from both companies will develop a detailed, thoughtful plan to integrate the companies to ensure a smooth transition for employees and customers. Massey is fortunate that Alpha has a proven track record for integration, as evidenced by its transaction with Foundation in 2009.

        3) Why does this transaction make sense for Massey?
●
This transaction represents an opportunity for both companies to work together to create a new industry leader. It will mean a stronger organization with more capabilities and resources to withstand the many challenges facing the coal industry today. For the local communities, it represents jobs, enhanced stability and better economic prospects long term. And for both organizations’ employees, it creates an opportunity to be a world-class coal producer with an unparalleled commitment to safety and environmental stewardship.

●
The combination will also benefit from geographical and asset diversification, including operations and reserves in Central and Northern Appalachia and the Powder River Basin in Wyoming, and reserves in the Illinois Basin.

        4) What are the main regulatory or review requirements?
●	The main regulatory approval or review requirement is review under the Hart-Scott-Rodino Antitrust Improvements Act (“HSR”).
●	Massey believes HSR clearance will be obtained by Alpha in a timely manner.

        5) What is the stockholder approval process?
●
For Massey, the merger will require the affirmative vote of holders of a majority of the outstanding Massey common stock. Alpha, too, must secure approval from the holders of a majority of the outstanding Alpha common stock in order to issue the Alpha stock that will be issued as merger consideration in the transaction.

        6) What will Massey stockholders receive when the deal closes?
●
Under the terms of the agreement, at closing, Massey stockholders will receive 1.025 shares of Alpha common stock and $10.00 in cash for each share of Massey common stock (other than any shares owned by Alpha or Massey, which will be cancelled). Stockholders who have properly exercised and perfected appraisal rights under Delaware law will not receive this.  This represents a 21% upfront premium, based on the closing prices of Massey and Alpha stock as of January 28, 2011.

●	Based on the capitalization of Massey and Alpha as of January 28, 2011, Massey stockholders will own 46% of the combined company upon closing.

7) What synergies should we expect the combined company to realize? Do the planned synergies come only from cost savings or also from increased revenue, and what is the total expected value of the synergies?
●	According to the presentation Alpha made January 31, the companies expect approximately $150 million in annual savings by mid-year 2012 through:
▪	Selling, general and administrative expenses (SG&A) and sourcing
▪	Marketing
▪	Operations

8) Will Massey continue to pay its quarterly dividend?
●
Yes, until the closing of the transaction, Massey will continue paying quarterly dividends in the ordinary course. After the closing, stockholders of the combined company will receive dividends in accordance with Alpha’s dividend policies.

9) Who will serve on the combined company’s Board?
●	Alpha has indicated that the current Alpha Board of Directors will remain in place.

For Customers

10) Is there significant customer overlap between Massey and Alpha? How do the companies expect customers to react to this combination?
●
The customer overlap of Massey and Alpha is fairly limited. There is an expectation that customers will support the transaction and the enhanced products, efficient and reliable service, and growing production that it should enable.

For Employees

11) How will the combined company be integrated?  Are there many overlaps?
●
Alpha has assured Massey that the lessons Alpha learned from another recent acquisition and integration will help make the process with Massey even smoother.  It’s too early to talk specifically about how the integration process might impact specific individuals, as both companies are focused on getting the transaction approved by regulatory agencies, both companies’ stockholders, and preparing for the integration.

●
It is important to stress that, as Alpha has also publicly stated, this proposed transaction is primarily about growth, and Alpha thinks highly of Massey’s miners.  The miners who work at both Massey and Alpha are skilled, dedicated and innovative, and Alpha is convinced that Massey’s miners will benefit greatly from the expanded opportunities and resources available as part of a larger and stronger organization, with greater long-term growth prospects.

12) What will happen to Massey members’ benefits?
●
Massey members can expect to continue to receive highly competitive wages and benefits packages.  Prior to agreeing to this transaction, Massey determined that Alpha has a benefits package similar to its own.  During the integration process, Alpha will determine how best to integrate them.  This may require some changes, and members will receive advance notice of any changes that may be made.  Again, Alpha has assured us that Massey members will continue to receive competitive compensation and benefit packages that serve the needs of the employees and their families.

●
During the transition, we commit to keeping our members informed about the progress of the merger.  Massey will provide our members with regular updates and will communicate details to our members as they become known to Massey.

13) Can employees of the two companies start working together?
●
No. While a few small teams have started planning and will be in discussions with their counterparts at Alpha, the integration process will not start until after the transaction closes. Until that time, it is important to remember that Massey and Alpha will continue to operate as independent and competing companies.

14) What happens between now and the close of the transaction?
●
At this point, the best and most important thing is to remain focused on business as usual. Until the transaction closes, Massey and Alpha will continue to operate as independent and competing companies; as such, Massey should do all it can to ensure that it delivers on commitments to customers.

Media

15) Who should the media contact if reporters have additional questions? Where can reporters find more information about this transaction?
●
Communications will be ongoing, both leading up to the closing date and after the closing date. If reporters have questions that are not answered here, we respectfully ask that those individuals check the websites for both Alpha and Massey. Each will feature a section that discusses the merger on their respective homepages. Those with additional questions should feel free to contact Massey via email at:  media@masseyenergyco.com.